INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-91177 of Take to Auction.com, Inc. of our report dated February 11, 2000 (February 25, 2000 as to collection of the stock subscriptions described in Note 8, March 9, 2000 as to the note agreements described in Note 5 and May 4, 2000 as to the 1-for-3 reverse stock split described in Note 2 and
Note 8) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern) appearing in the Prospectus, which is a part of such Registration Statement, and in the reference to us under the heading "Experts" in such Prospectus.



/s/ Deloitte & Touche LLP
-----------------------------
Deloitte & Touche LLP

Miami, Florida
June 5, 2000